Exhibit 77M - Mergers

(a)	The shareholders of each of the following registered
investment companies (the "Target Funds") approved transactions whereby each Target Fund was reorganized with a portfolio of BlackRock Funds (the "Acquiring Portfolios") as follows (each, a "Reorganization"):


Target Fund                           Acquiring Portfolio
Merrill Lynch Short Term U.S.         BlackRock Low Duration Bond
Government Fund, Inc.                 Portfolio

Merrill Lynch U.S. Government         BlackRock Government Income
Fund                                  Portfolio

Merrill Lynch Inflation               BlackRock Inflation Protected
Protected Fund                        Bond Portfolio

Merrill Lynch U.S. High Yield         BlackRock High Yield Bond
Fund, Inc.                            Portfolio


(b)	Each Reorganization arose out of the agreement, announced
on February 15, 2006, pursuant to which Merrill Lynch & Co.,
Inc. contributed its investment management business, including Merrill Lynch Investment Managers, L.P. and its affiliates (collectively "MLIM"), to BlackRock, Inc. Each Reorganization was part of a larger initiative to consolidate certain of the comparable MLIM and BlackRock mutual funds.

	Each Reorganization was accomplished pursuant to the terms of separate agreements and plans of reorganization (each, a "Plan"). The board of trustees of BlackRock Funds approved each Plan and related transactions at a meeting held on May 16, 2006. The boards of trustees or directors, as applicable, of the Target Funds approved each applicable Plan and related transactions at special meetings held on May 9, 2006 (with respect to the Merrill Lynch Short Term U.S. Government Fund,
Inc. and Merrill Lynch U.S. Government Fund), May 10, 2006 (with respect to the Merrill Lynch Inflation Protected Fund) or May
12, 2006 (with respect to the Merrill Lynch U.S. High Yield
Fund, Inc.). Each applicable Plan was approved by the shareholders of each Target Fund at a special meeting of shareholders held on August 15, 2006 (July 31, 2006 with respect to the Merrill Lynch U.S. Government Fund), and adjourned (i) with respect to the Merrill Lynch U.S. Government Fund until October 5, 2006 and (ii) with respect to the Merrill Lynch Short Term U.S. Government Fund, Inc. until August 31, 2006.

	Each Reorganization closed on October 16, 2006. Following the Reorganizations, each shareholder of a Target Fund held shares of the corresponding Acquiring Portfolio with the same aggregate net asset value as the shares held in the Target Fund prior to the Reorganization.

	Each Target Fund has filed with the Securities and Exchange Commission an application under Section 8(f) of the Investment Company Act of 1940, as amended, and Rule 8f-1 thereunder for an order declaring that each Target Fund has ceased to be an investment company.
Upon receipt of such orders, steps will be taken to accomplish the termination of the existence of each Target Fund under state law. Merrill Lynch Short Term U.S. Government Fund, Inc.,
Merrill Lynch U.S. Government Fund and Merrill Lynch U.S. High Yield Fund, Inc. have received their orders and have been de-registered under the Investment Company Act of 1940, as amended. The order for Merrill Lynch Inflation Protected Fund is pending.

With respect to additional circumstances and details of each Reorganization, BlackRock Funds incorporates herein by reference the definitive Combined Prospectuses/Proxy Statements and Statements of Additional Information (File Nos. 333-133761, 333-133762, 333-133763 and 333-133764) dated June 19, 2006, each as filed with the Securities and Exchange Commission on June 23, 2006.